Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc.

122 - 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. Employees’

Savings Plan for Collectively

Bargained Employees

Employer ID No: 562111626

Plan Number: 007

Financial Statements as of December 31, 2013 and 2012,

and for the Year Ended December 31, 2013,

Supplemental Schedule as of December 31, 2013,

and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013		3

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013		4–12

SUPPLEMENTAL SCHEDULE —		13

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013		14

NOTE:	All schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

PCS U.S. Employees’ Savings Plan for

Collectively Bargained Employees:

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 25, 2014

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Participant-directed investments — at fair value (Note 4)	$41,611,986	$37,135,552

Receivables:
Notes receivable from participants	2,082,041	1,949,983
Company performance contribution	875,071	870,113
Receivables for securities sold	80,609	8,104

Total receivables	3,037,721	2,828,200

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	44,649,707	39,963,752

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(47,792)	(85,165)

NET ASSETS AVAILABLE FOR BENEFITS	$44,601,915	$39,878,587

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Company matching and basic contributions	$1,103,757
Company performance contributions	875,071
Participant contributions	2,211,999

Total contributions	4,190,827

Investment income:
Net appreciation in fair value of investments (Note 4)	2,223,767
Interest and dividends	1,818,503

Net investment income	4,042,270

Total additions	8,233,097

DEDUCTIONS:
Benefits paid to participants	(3,496,968)
Administrative expenses	(12,801)

Total deductions	(3,509,769)

INCREASE IN NET ASSETS	4,723,328

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	39,878,587

End of year	$44,601,915

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of PCS Purified Phosphates, PCS Nitrogen Ohio, L.P. (“Lima”), and White Springs Agricultural Chemicals, Inc., who are represented by a collective bargaining agreement, as defined in the Plan. The Employee Benefits Committee of the Company, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In December, 2013, Potash Corporation of Saskatchewan, Inc. (PCS), the parent of the Company announced a reduction in force impacting certain participants in this plan. The affected participants became fully vested in their individual accounts and received their 2013 performance contribution in 2014.

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision under which new participants are provided with a 3% pretax deferral, unless they formally waive participation or elect a different participation level. The automatic enrollment provision does not apply to Lima employees who are covered under this Plan.

The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match. Effective December 31, 2011, the Company also contributes a basic contribution of 5% of base compensation on behalf of each eligible employee of Lima, as defined in the Plan. Effective October 1, 2012, the Lima basic contribution was increased to 6%.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2013 and 2012 Company performance contributions were each 3% of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company performance contribution when applicable, the Company basic contribution, if applicable, and allocations of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) common stock, a selection of mutual funds, and one pooled investment stable value fund. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provisions and who have not otherwise made an investment election will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their own contributions and in the Company performance contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Lima participants are fully vested in the Company’s basic contribution after a three-year period of service, although no partial vesting shall apply (i.e., three-year cliff vesting). Forfeited balances of terminated participants are used to reduce future Company contributions.

Forfeited Accounts — At December 31, 2013 and 2012, there were no forfeited nonvested accounts. Accounts forfeited during the year ended December 31, 2013, totaling $6,009, were used to reduce employer contributions to the Plan.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. All new loans bear interest at the prime rate plus 200 basis points. Previously, interest rates on outstanding general loans were set at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds were borrowed and the interest rate on primary residence loans was set at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2013, participant loans have maturities through 2031 at interest rates ranging from 3.0% to 7.0%.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in installment payments to the extent permitted by other Plan provisions. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their vested shares of PCS common stock in the PCS stock fund in PCS common stock or cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a description of valuation methods. The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value and then adjusted to contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon, less withdrawals. In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2013 and 2012.

3.	FAIR VALUE MEASUREMENTS

Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common Stock — The PCS Common stock is valued using quoted closing prices listed on a nationally recognized security exchange (Level 1 inputs).

Mutual Funds and Short Term Funds — Shares of registered investment companies and money market funds are valued at quoted market prices that represent the net asset value of shares held at the Plan year-end (Level 1 inputs).

Stable Value Fund — The fair value of participation units in stable value fund is based upon the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the stable value fund (Level 2 inputs).

The Plan’s investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2013 and 2012, are as follows:

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

PCS common stock	$9,498,544	$—	$—	$9,498,544
Mutual funds:
Large cap equity funds	13,348,469	—	—	13,348,469
Balanced funds	10,724,099	—	—	10,724,099
Multi cap equity fund	1,654,391	—	—	1,654,391
International equity fund	802,189	—	—	802,189
Bond fund	314,646	—	—	314,646
Stable value fund	—	3,395,201	—	3,395,201
Short term funds	1,874,447	—	—	1,874,447

Total investment assets — at fair value	$38,216,785	$3,395,201	$—	$41,611,986

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

PCS common stock	$12,171,590	$—	$—	$12,171,590
Mutual funds:
Large cap equity funds	10,336,073	—	—	10,336,073
Balanced funds	7,654,955	—	—	7,654,955
Mid cap equity fund	720,118	—	—	720,118
International equity fund	698,014	—	—	698,014
Bond fund	330,935	—	—	330,935
Small cap equity fund	299,945	—	—	299,945
Stable value fund	—	3,140,336	—	3,140,336
Short term funds	1,783,586	—	—	1,783,586

Total investment assets — at fair value	$33,995,216	$3,140,336	$—	$37,135,552

For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

4.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are marked with an asterisk. Both Fidelity and PCS are parties-in-interest.

	2013		2012
PCS common stock	$9,498,544	*	$12,171,590	*
Large cap equity funds:
Fidelity Spartan 500 Index Institutional Fund	5,436,201	*	4,351,426	*
Fidelity OTC Portfolio	4,886,806	*	3,541,813	*
T. Rowe Price Dividend Growth Fund	1,940,046		1,795,209
Fidelity Growth Company K	694,182		517,165
ABF Large Cap Value Institutional	391,234		130,460

Balanced funds:
Fidelity Puritan Fund	3,619,833	*	3,378,904	*
Fidelity Freedom K Income	188,335		153,798
Fidelity Freedom K 2000	5,580		5,338
Fidelity Freedom K 2005	27,923		8,841
Fidelity Freedom K 2010	57,603		24,830
Fidelity Freedom K 2015	1,389,340		879,272
Fidelity Freedom K 2020	1,586,438		1,071,614
Fidelity Freedom K 2025	1,387,745		692,535
Fidelity Freedom K 2030	500,380		185,155
Fidelity Freedom K 2035	316,524		209,613
Fidelity Freedom K 2040	418,747		300,731
Fidelity Freedom K 2045	607,444		362,466
Fidelity Freedom K 2050	594,127		373,682
Fidelity Freedom K 2055	24,080		8,176

Multi cap equity fund —
Fidelity Spartan Extended Market Index Advantage	1,654,391		—

International equity fund —
Harbor International Fund — Institutional Class	802,189		698,014

Bond fund —
Fidelity Institutional Short-Intermediate Government Fund	314,646		330,935

Stable value fund —
Fidelity Managed Income Portfolio II	3,395,201	*	3,140,336	*

Short term funds:
Fidelity Retirement Money Market Portfolio	1,873,063		1,782,147
PCS stock purchase account	1,384		1,439

Mid cap equity fund —
Fidelity Mid-Cap Stock Fund	—		720,118

Small cap equity fund —
Fidelity Small Cap Stock Fund	—		299,945

Total at fair value	$41,611,986		$37,135,552

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended December 31, 2013, as follows:

PCS common stock	$(2,191,966)
Large cap equity funds:
Fidelity Spartan 500 Index Institutional Fund	1,266,416
Fidelity OTC Portfolio	1,001,224
T. Rowe Price Dividend Growth Fund	464,146
Fidelity Growth Company K	157,340
ABF Large Cap Value Institutional	68,698
Balanced funds:
Fidelity Puritan Fund	312,590
Fidelity Freedom K Income	3,873
Fidelity Freedom K 2000	152
Fidelity Freedom K 2005	1,374
Fidelity Freedom K 2010	3,586
Fidelity Freedom K 2015	114,578
Fidelity Freedom K 2020	142,265
Fidelity Freedom K 2025	134,362
Fidelity Freedom K 2030	49,185
Fidelity Freedom K 2035	43,420
Fidelity Freedom K 2040	62,602
Fidelity Freedom K 2045	85,758
Fidelity Freedom K 2050	86,587
Fidelity Freedom K 2055	2,690
Multi cap equity fund —
Fidelity Spartan Extended Market Index Advantage	22,279
International equity fund —
Harbor International Fund — Institutional Class	97,040
Bond fund —
Fidelity Institutional Short-Intermediate Government Fund	(4,113)
Mid cap equity fund —
Fidelity Mid-Cap Stock Fund	242,453
Small cap equity fund —
Fidelity Small Cap Stock Fund	57,228

Net appreciation of investments	$2,223,767

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end, which is based on the fair value of the underlying investments. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the Internal Revenue Code; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cashflow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.14% and 1.28% at December 31, 2013 and 2012, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2013, was 1.59%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity serves as the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2013 and 2012, the Plan held approximately 288,184 and 299,130 shares, respectively, of PCS common stock, with a cost basis of $10,936,158 and $12,036,385, respectively. During the year ended December 31, 2013, the Plan recorded dividend income of $362,561.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 18, 2013, that the Plan was designed in accordance with applicable IRC regulations. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2013 and 2012, to the Form 5500:

	2013	2012
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$44,601,915	$39,878,587
Company performance contribution receivable	(875,071)	(870,113)
Company contributions receivable	—	—
Participant contributions	—	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	47,792	85,165
Rounding	(1)	1

Net assets available for benefits per the Form 5500	$43,774,635	$39,093,640

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$4,723,328
Increase in Company performance contribution receivable	(4,958)
Decrease in Company contribution receivable	—
Decrease in participant contributions	—
Net change in adjustment from fair value to contract value	(37,373)
Rounding	(2)

Changes in net assets available for benefits per the Form 5500	$4,680,995

******

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES	Employer ID No: 562111626 Plan No: 007

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost**	Current Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Harbor International Fund	Institutional Class	$—	$802,189
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund		1,940,046
	American Beacon Advisors, Inc.	ABF Large Cap Value Institutional		391,234
*	Fidelity Management Trust Company	Puritan Fund		3,619,833
*	Fidelity Management Trust Company	Growth Company K		694,182
*	Fidelity Management Trust Company	OTC Portfolio		4,886,806
*	Fidelity Management Trust Company	Freedom K Income		188,335
*	Fidelity Management Trust Company	Freedom K 2000		5,580
*	Fidelity Management Trust Company	Freedom K 2005		27,923
*	Fidelity Management Trust Company	Freedom K 2010		57,603
*	Fidelity Management Trust Company	Freedom K 2015		1,389,340
*	Fidelity Management Trust Company	Freedom K 2020		1,586,438
*	Fidelity Management Trust Company	Freedom K 2025		1,387,745
*	Fidelity Management Trust Company	Freedom K 2030		500,380
*	Fidelity Management Trust Company	Freedom K 2035		316,524
*	Fidelity Management Trust Company	Freedom K 2040		418,747
*	Fidelity Management Trust Company	Freedom K 2045		607,444
*	Fidelity Management Trust Company	Freedom K 2050		594,127
*	Fidelity Management Trust Company	Freedom K 2055		24,080
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		1,873,063
*	Fidelity Management Trust Company	Spartan 500 Index Institutional		5,436,201
*	Fidelity Management Trust Company	Spartan Extended Market Index Advantage		1,654,391
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		314,646

*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		3,395,201

*	POTASH CORPORATION OF SASKATCHEWAN INC.	PCS common stock, 288,184 shares		9,498,544

*	PCS STOCK PURCHASE ACCOUNT	Money market	1,384	1,384

	INVESTMENTS SUBTOTAL			41,611,986

*	PARTICIPANT LOANS	Due 2014 through 2031; interest rates ranging from 3.0% to 7.0%		2,082,041

	TOTAL ASSETS HELD FOR INVESTMENT			$43,694,027

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees
(Name of Plan)

Date: June 25, 2014	/s/ David R. Haverick
Name: David R. Haverick
Title: Senior Director, Corporate Benefits and HR Finance PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP